Exhibit 99.1

For Immediate Release

Company Contacts:
Stamatis Molaris             Leon Berman
Chief Financial Officer      Principal
Stelmar Shipping Ltd.        The IGB Group
011-30210-891-7260           212-477-8438


           STELMAR'S BOARD AUTHORIZES REVIEW OF STRATEGIC ALTERNATIVES


     ATHENS, Greece - June 28, 2004 -- Stelmar Shipping Ltd. (NYSE: SJH) announced today that its Board of Directors has authorized management and its financial advisors to review strategic alternatives for further enhancing shareholder value. This review will include the continued execution of the Company's successful stand-alone business strategy as well as a range of possible alternatives, such as acquisitions, strategic alliances, business combinations, the sale of the Company and others. The Company noted that there can be no assurance that its review will result in any change in its business strategy or in any agreement or transaction.

     Nicholas Hartley, Chairman of the Board of Directors, commented, "Since 1992, Stelmar has become a world-class tanker company with consistent and growing profitability. Our Board and management remain committed to the enhancement of shareholder value and are undertaking this review to best serve our shareholders. Throughout this process, we will continue to provide our customers with superior services and adhere to the strictest operational standards."

     Morgan Stanley and Jefferies & Co. are acting as financial advisors to the Company.

About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding the newbuildings. With the delivery of four vessels expected by July 2004, and assuming no disposals, the Company's fleet of 37 tankers will expand to 41. The fleet includes two leased Aframax and nine leased Handymax vessels. Following the delivery of all the newbuildings, the average age of Stelmar's total fleet will be reduced to six years. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies. Forward-Looking Statements

     This document contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

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